Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s Second Quarter Earnings

TORONTO, April 21, 2015 - TD Bank Group (the "Bank") announced today that it expects TD Ameritrade's second quarter earnings to translate into a contribution of approximately CDN$85 million to fiscal 2015 second quarter net income for the Bank, which will be reported under International Financial Reporting Standards.

TD Bank Group will release its second quarter financial results and webcast its quarterly earnings conference call live on May 28, 2015. Conference call and webcast details will be announced closer to that date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 9.7 million active online and mobile customers. TD had CDN$1.1 trillion in assets on January 31, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

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For more information, please contact: Natasha Ferrari, Corporate Communications, Natasha.ferrari@td.com, 416-983-7180; Rudy Sankovic, Investor Relations, 416-308-9030.